REVISED SCHEDULE A

To the Amended and Restated Subadvisory Agreement, made the 26th day of January, 2009, by and between Allianz Investment Management LLC, a Minnesota limited liability company, and J.P. Morgan Investment Management Inc., a Delaware corporation (the “Subadviser”).

Effective April 29, 2011, compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets subject to the Subadviser's investment discretion in the applicable Fund:

Fund                                                                           Rate*

AZL JPMorgan International Opportunities Fund	0.40% on the first $1 billion

0.35% thereafter

AZL JPMorgan U.S. Equity Fund	0.45% on the first $100 million

0.40% thereafter

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*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets are $300 million in the AZL JPMorgan U.S. Equity Fund, a rate of 45 bps would apply to $100 million, a rate of 40 bps would apply to the remaining $200 million.

Acknowledged:

ALLIANZ INVESTMENT                                                                           J.P. MORGAN INVESTMENT
MANAGEMENT LLC                                                                              MANAGEMENT INC.

By:  /s/ Brian Muench                                                                By:  /s/ Sheryl James-Rosario

Name:  Brian Muench                                                                Name:  Sheryl James-Rosario

Title:  President                                                                           Title:  Vice Presidenjt

Revised April 29, 2011, to add AZL JPMorgan International Opportunities Fund

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